UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities
Exchange Act of 1934

Great Elm Capital Corp.

(Name of Subject Company (Issuer))

 Great Elm Capital Corp. (issuer)

Common Stock, par value $0.01 per share

CUSIP 390320109

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: o

GECC Call Script

03/30/2017

Meaghan Mahoney:

Thank you operator and good morning everyone.  Thank you for joining us for Great Elm Capital Corp.’s fourth quarter and fiscal year ended December 31, 2016 earnings conference call. At this time, all participants are in listen-only mode. As a reminder, this webcast is being recorded on Thursday, March 30, 2017.

If you’d like to be added to our distribution list, please send an e-mail to investorrelations@greatelmcap.com. The slide presentation accompanying this morning’s conference call and webcast can be found on Great Elm Capital Corp.’s website under the Investor Relations link at www.greatelmcc.com, as well as a copy of our earnings release and Form 10-K. A link to the webcast is also available on the Great Elm Capital Corp. website.

Before I turn the call over to Peter Reed, I’d like to call your attention to the customary Safe Harbor statement regarding forward-looking information.

Today’s conference call includes forward-looking statements and projections, and we ask that you refer to Great Elm Capital Corp.’s most recent filings with the SEC for important factors that could cause actual results to differ materially from these projections. Great Elm Capital Corp. does not undertake to update its forward-looking statements unless required by law.  To obtain copies of the latest SEC filings, please visit Great Elm Capital Corp.’s website under the Investor Relations tab or the SEC’s website.

Hosting the call this morning is Peter Reed, Great Elm Capital Corp.’s President and Chief Executive Officer. I will now turn the call over to Peter.

I. INTRODUCTION

Peter Reed:

Thank you Meaghan. Good morning and thank you everyone for joining us today. I’m joined this morning by our entire investment committee, comprised of myself, John Ehlinger, Adam Yates and Adam Kleinman, as well as our Chief Financial Officer, Michael Sell, and Meaghan Mahoney from our Investor Relations team.

I’d like to start by introducing our team and investment approach properly, recognizing that we are still a new manager to many of you. Following that background information, we will go through a review of the quarter and a discussion of one of the more prominent investments in the portfolio. We would then like to update you on proposed capital structure activity before we open up the line to Q&A. Where relevant in our prepared remarks, we will point you to the corresponding slide number in the deck that Meaghan referenced that is on our website.

As you may recall, November 3rd marked the conclusion of a year-long process for Full Circle Capital Corporation, culminating with the merger with and into GECC. We wholeheartedly appreciate the significant support from the Full Circle stockholder base in voting in favor of the merger and look forward to the opportunity to be thoughtful stewards of your capital going forward. The funds managed by MAST and our parent company currently own approximately 62% of the shares of the combined BDC post-merger, which we believe results in a significant alignment of interest between us as the manager and  our stockholders. Further, we implemented a number of stockholder-friendly elements to our investment management agreement that we would be more than happy to discuss during Q&A or in follow-up from this call if it’s of interest.

Let’s start briefly on slide 5 with who GECC is. We are a special situations-focused business development company with the investment objective of generating attractive risk-adjusted returns by focusing predominantly on catalyst-driven, secondary market investment opportunities. We will take a deeper dive on what that means in just a minute.

Turning to slide 6 to introduce our external manager, Great Elm Capital Management or GECM. The GECM team is comprised of 14 people with over 100 years of aggregate investment experience. During our team’s tenure with MAST Capital Management, we have deployed in excess of $17 billion in credit investments across more than 550 issuers and 20 plus countries. Complementing the experienced investment team of nine is a robust legal, operations, finance and investor relations team. There is an organizational chart on slide 7 for your reference.

As this is our first formal call, we thought it was an opportune time to describe our differentiated investment approach and philosophy in more detail; please refer to slides 8 to 10.

In contrast to most publicly traded BDCs, our approach is NOT to focus on originating loans to small and middle market companies at par value, but instead to lend to middle market businesses, predominantly domestic, through purchases of debt instruments in the secondary market with origination done solely on an opportunistic basis. We believe that this approach, as executed by the Great Elm Capital Management team over the past nearly 15 years under MAST, will result in the potential for both growth in NAV per share, as well as in the distribution from today’s 7% level, which we intend to supplement with special distributions over time. Our approach involves investing in both leveraged loans and high yield bonds, sometimes at significant discounts to par, seeking a total return opportunity and not just interest income.

Our investment team is comprised of sector-focused research analysts with significant experience investing in leveraged middle market credit as well as experience with restructurings and work-outs. We believe the depth of this experience is incredibly important, as we have invested across multiple credit cycles and market downturns, executing this same investment philosophy.

Turning to slide 10, let’s discuss our philosophy on investing. First and foremost, we are keenly focused on downside protection and the preservation of capital. For each investment we make, we conduct thorough, bottom-up investment and legal due diligence, including a comprehensive review of credit documents. Our in-house legal experts are integrated in the research process, with Adam Kleinman, our Chief Operating Officer & General Counsel, serving as a member of our investment committee. This in-depth research process allows us to identify and assess the margin of safety in each investment that we make.

Second, we believe that concentrating in one’s best ideas leads to investment outperformance over time. While we don’t expect to have position sizes as large as our current position in Avanti Communications Group going forward, you should potentially expect to see a more concentrated portfolio from our team as compared to other publicly traded BDCs.

Lastly, we seek to invest with a differentiated view than the market. We believe that taking a contrarian stance has the potential to generate outsized returns. For instance, in Avanti, we clearly have a different view than the market. We are confident for a number of reasons - the collateral package, the size of the addressable market they are serving, and its pricing advantage vs. its competitors - to name a few. While for many it can seem risky to invest in special situations, our extensive experience with credit investing, in-house legal expertise, and experience with work-outs and restructurings should give us a significant advantage in these types of hands-on opportunities.

Now that we have covered some of our background and approach to investing, let’s discuss Q4, our first quarter managing the combined Great Elm and Full Circle portfolio. I will turn it over to Mike Sell, our Chief Financial Officer, to discuss the financial results from Q4.

II. Financial Results (Michael Sell)

Thanks Peter.

Please turn to slide 12 for a snapshot of the financial & portfolio highlights from the quarter. As of year-end, our net asset value was $173.0 million, which equates to $13.52 per share.  The fair value of our investments was $154.7 million and we had $66.8 million in cash and cash equivalents, which we view as a significant amount of liquidity to deploy into new and follow-on investment opportunities.

Let’s turn to slide 13 to walk through the quarterly financials.

Total investment income for the period ended December 31st was $5.8 million against expenses of approximately the same amount, resulting in net investment income of $5,000.

It is important to note that at the outset of the partial quarter there were approximately $3.5 million of merger and formation-related professional fees that should be considered one-time in nature. Absent one-time fees, Net Investment Income for the period would have been approximately 28 cents per share, which was well in excess of the 16.6 cent per share distribution for the same period.

Lastly, net realized gains in the portfolio were approximately $270K, which equated to approximately two cents per share, with unrealized depreciation on investments during the period of $13.5 million.

Now let me turn the call back to Peter to discuss portfolio highlights, activity and Avanti.

III. Portfolio Highlights & Activity (Peter Reed)

Thanks Mike.

Let’s now turn to slide 15 to talk about some of the portfolio highlights and what we view as reflective of our investment approach. Today, despite the state of the credit markets, we have constructed a portfolio with a weighted average current yield of 12.76% that is comprised almost entirely of senior secured credit instruments, much of which was first lien in nature.

As of 12/31, 92% of our invested capital was in senior secured credit investments. Despite this focus on top of the capital structure opportunities, our overall credit portfolio had a weighted average dollar price of approximately 78 cents on the dollar, highlighting the potential for significant price appreciation in addition to the high current yield. Furthermore, echoing back to our comments on our focus on concentration in terms of our investment philosophy, the top five positions in the portfolio represented just over half of our invested capital at 51% of the portfolio’s fair value at year-end.

Lastly, a little more than two-thirds of the book, 68%, was in investment ideas that are reflective of the way in which GECM intends to invest going forward, after having successfully exited nearly $20 million of legacy Full Circle positions in Q4, again a much quicker transformation of the portfolio than we had anticipated.

Turning to slide 16, as of year-end, we had 21 debt investments that represent $154 million in fair value and five equity investments representing half of a million dollars as of the same time period.

Turning to slide 17 to walk through our quarterly portfolio activity. On the investment front, between the close of the transaction and year-end, we made three new investments and five add-on investments, deploying $43 million at a weighted average price of 92.55 cents and a weighted average current yield of 12.18%. On the monetization front, between the close of the transaction and year-end, we monetized in part or in full sixteen investments at a weighted average price of 98.52 cents and a weighted average current yield of 10.54%, including the complete exit, at a net gain, of six legacy Full Circle positions.

What does this mean? We believe this indicates that we are rotating the portfolio into greater total return opportunities with higher current yields,

while maintaining our keen focus on downside protection through investing in senior secured instruments.

Slides 18 and 19 provide additional detail on the breakdown of the portfolio in terms of where we are in the capital structure, floating vs. fixed rate and industry breakdown. One important thing to note as we consider the direction of interest rates and our current exposure to fixed rate instruments is the relatively short duration nature of our credit portfolio, with a weighted average maturity of approximately two years. We believe this helps to mitigate the interest rate risk of our portfolio, as we can redeploy into higher yielding opportunities as our current fixed rate investments are realized. Additionally, the weighted average yield on the fixed rate instruments in the portfolio is 10.85%, a significant margin above the current distribution rate.

IV. Avanti Communications Group plc (Peter Reed)

Let’s turn to slides 20 to 21 to discuss an update on Avanti Communications Group.

Let’s start with a brief overview of Avanti – who they are, what they do and what the current opportunity and situation is.

Avanti is a UK-based satellite services company that provides satellite-enabled data communications services in rural parts of Europe, the Middle East and Africa. Today, Avanti has three satellites in orbit, two additional satellites under construction and an international fiber network connecting data centers in several countries, as well as valuable spectrum and orbital slots.

As you may recall from prior filings, in July, Avanti announced the commencement of a strategic review process and the potential for a liquidity shortfall. In September, it launched a consent solicitation process to PIK – pay in kind – its next interest payment in lieu of paying in cash. Nearly 90% of noteholders supported this consent solicitation process, reducing the cash interest burden payable to bondholders in October by nearly $30 million.

Post the completion of the strategic review process this January, the company announced another consent solicitation process, this time to incur up to $132.5 million in super-senior indebtedness and for the approval of the payment of PIK interest on the existing notes.

In late January, Avanti announced the successful completion of the second consent solicitation process. We view this as a significant positive for Avanti for several reasons:

First, this incremental liquidity – both from the additional capital raised and from the company’s PIK elections – allows the company to complete the build and launch of Hylas 4, the company’s largest satellite to-date. We believe this satellite will launch in the second half of calendar year 2017 and will add 28 gigahertz in capacity to its existing fleet, as well as additional coverage of EMEA.

Second, we believe that Avanti will be more valuable from a strategic perspective with the completion and launch of Hylas 4.

Third, a key consideration to the large bondholders in the consent solicitation was the ability to have a voice at the table and that was accomplished with newly appointed independent directors and another three board seats filled by representatives of significant noteholders.

Lastly, GECC is now a debtholder and an equity owner of Avanti Communications. We believe there is significant upside potential in this position from the company continuing to operate on a stand-alone basis or from strategic interest.

Now I will turn the call back over to Mike Sell to discuss a number of capital structure updates.

V. Capital Activity (Michael Sell)

We have a number of items that we would like to discuss with respect to capital activity and capital structure.

First, with respect to our distribution policy, let’s turn to slide 23. In late December, we declared our Q4 distribution of 16.6 cents per share, as well as the declaration of our Q1 distributions of 8.3 cents per share per month. Based on the NII generated by the portfolio in Q4, excluding the one-time deal related fees, we believe this distribution is well-supported by the portfolio’s current earnings power. We will seek to augment this base-line distribution level with special distributions to the degree that our investment company taxable income and related distribution requirements exceed our distributions going forward. Additionally, our board of directors declared our distributions for Q2 of 8.3 cents per share per month with the record date and payable date schedule available in the press release and the earnings presentation. We finished 2016 with approximately $1.8 million dollars, or fourteen cents per share, of undistributed investment company taxable income that we will have to distribute in 2017 in addition to our 2017 taxable earnings.

Next, with respect to our stock buyback program, let’s turn to slide 24. During the period ended December 31, 2016, we purchased approximately 98,000 shares of our stock through our stock buyback program at an average discount to our December 31st NAV of 21%, utilizing $1.1 million of our $15 million 10b5-1 program.

Rolling that forward to Q1; through March 24, 2017, we have purchased approximately 338,000 shares cumulatively at a weighted average discount to our December 31st NAV of 17%.  In aggregate we have used $3.8 million of cash to date under our 10b5-1 program where we have systematically bought shares in the open market as they traded below 90% of NAV.  The discounted purchases to date represent expected accretion to NAV of approximately ten cents per share since the inception of the program.

In addition to the authorized $15 million 10b5-1 program, our board of directors authorized a further $35 million in share repurchase capacity, which we view as potentially accretive to our stockholders as well as further evidence of our intense focus on alignment of interest with our stockholders.

Turning to slide 25 to discuss our announced common stock self-tender. Last night, we announced that we will conduct a modified Dutch auction to tender for up to $10 million of our common stock at a price between 85 and 90% of our last published NAV of $13.52 per share or a range of $11.50 to $12.17 per share. Further details on the mechanics of the offer will be forthcoming upon the launch of the self-tender offer.

And lastly, turning to slide 26, we will be filing a resale registration statement via form N-2 in the coming days to register the currently unregistered shares that the MAST Funds and Great Elm Capital Group, Inc. received in consideration for their pre-merger contributions, as we are contractually obligated to register these shares before the end of Q1 2017. Great Elm Capital Group shares are subject to a lock-up for one year post the closing of the merger.

Let me turn the call back over to Peter for closing remarks and then Q&A.

VI. Closing Remarks (Peter Reed)

Thank you all for joining us today; we had quite a bit to cover, as our first earnings call as a publicly traded company and given the amount of capital structure activity we have underway.

In closing, we are excited about the current portfolio, the investments we have made to-date and the rate at which we have been able to rotate out of the legacy Full Circle portfolio and into our go forward class of total return opportunities. We believe we have a significant alignment of interest with you, our stockholders, and look forward to growing our NAV per share and distribution together going forward. Thank you again for the support and confidence that you have placed in us and for your significant support with the Full Circle merger.

With that, we will turn it over to the operator to open the call for questions.

Post Q&A

Thank you again for joining us. We look forward to our continued dialogue and please do let us know if we can be helpful with anything in follow-up.